Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-219591

October 29, 2019

Terms and Conditions – Depositary Shares each representing a 1/1,000th interest in a share of Series E Non-Cumulative Perpetual Preferred Stock

Issuer:	Northern Trust Corporation

Security:	Depositary shares (the “Depositary Shares”) each representing a 1/1,000th interest in a share of Series E Non-Cumulative Perpetual Preferred Stock (the “Preferred Stock”)

Size:	$400,000,000 (16,000,000 Depositary Shares)

Expected Ratings:*	Baa1 (Moody’s)/ BBB+ (S&P)/ BBB (Fitch)

Liquidation Preference:	$25,000 per share of Preferred Stock (equivalent to $25 per Depositary Share)

Term:	Perpetual

Dividend Rate (Non-Cumulative):	4.70% per annum

Dividend Payment Dates:	Quarterly in arrears on the 1st day of January, April, July and October of each year, commencing on April 1, 2020

Day Count:	30/360

Trade Date:	October 29, 2019

Settlement Date:	November 5, 2019 (T+5)

Optional Redemption:

The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after January 1, 2025 at a redemption price equal to $25,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends or (ii) in whole but not in part, upon the occurrence of a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated October 29, 2019), at a redemption price equal to $25,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Neither the holders of Preferred Stock nor the holders of Depositary Shares will have the right to require the redemption or repurchase of the Preferred Stock or Depositary Shares.

Listing:	The issuer intends to apply for listing of the Depositary Shares on the NASDAQ Global Select Market under the symbol “NTRSO.” If the application is approved, the issuer expects trading of the Depositary Shares to commence within 30 days following the initial delivery of the depositary shares.

Public Offering Price:	$25.00 per Depositary Share

Underwriting Discounts and Commissions:	$0.7875 per Depositary Share (in the case of Depositary Shares sold to retail investors) or $0.25 per Depositary Share (in the case of Depositary Shares sold to institutional investors)

Net Proceeds to Issuer before Expenses:	$392,507,701.25

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Academy Securities, Inc. Loop Capital Markets LLC The Williams Capital Group, L.P.

CUSIP/ISIN for the Depositary Shares:	665859 856/US6658598569

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Morgan Stanley & Co. LLC at 1-866-718-1649, (ii) BofA Securities, Inc. at 1-800-294-1322, (iii) J.P. Morgan Securities LLC at 1-212-834-4533, (iv) UBS Securities LLC at 1-888-827-7275 or (v) Wells Fargo Securities, LLC at 1-800-645-3751.

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